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                                                                    EXHIBIT 20.1




               FLEXTRONICS INTERNATIONAL SIGNS LETTER OF INTENT TO ACQUIRE ERICSSON BUSINESS NETWORKS AB MANUFACTURING
                                   OPERATIONS

         FLEXTRONICS EXPECTS $350 MILLION IN ADDITIONAL ANNUAL REVENUES


SAN JOSE, CA, USA, NOVEMBER 19, 1996 - Flextronics International and Ericsson Business Networks AB have signed a letter of intent to sell Ericsson's production unit in Karlskrona in the south of Sweden to the US/Singapore based company Flextronics International Ltd. According to the preliminary agreement, Flextronics will take over all the manufacturing activities including the production plants. The approximately 900 of total 1,000 employees at Ericsson Business Networks in Karlskrona, involved in the production and affected by this outsourcing, will be offered employment by Flextronics.


Ericsson's production plants in Karlskrona manufacture sub units for business communication systems, such as the MD110 PBX, Eripax, as well as components for DECT-based systems for business cordless and radio access (DRA 1900). It is the main manufacturing unit of Business Area Business Networks, with deliveries worldwide, and a turnover of SEK 2.300 million (USD 350 million).

The outsourcing of the Karlskrona production plants is in line with Ericsson's strategy to focus on its core competences; to be a supplier of total communications solutions.

"The Karlskrona production unit is very successful, with a high technical competence, but it is not part of Ericsson's core activities," said Ronny Nilsson, Vice President and General Manager of Ericsson Business Networks AB. "We are pleased that the production will remain in Karlskrona, and are convinced that the unit has better prospects of development as part of Flextronics, with whom we will establish a close collaboration," added Ronny Nilsson.

"This is a major milestone for Flextronics that gives us a strong operations center in Northern Europe, as well as solidifying our position in the telecommunications industry," said Michael Marks, Chairman and CEO of Flextronics. We are pleased with this endorsement of our strategy by Ericsson Business Networks. With the Karlskrona operations, we are well positioned to penetrate the European market, and we expect to expand these operations to better serve our worldwide customer base," Marks said.

Ericsson will be an important customer of Flextronics. Negotiations concerning long-term purchasing and collaboration agreements are in process. A final
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agreement between Ericsson Business Networks and Flextronics International will be signed after concluded negotiations, and is subject to approval from relevant authorities.

Flextronics International Ltd. offers advanced contract manufacturing services of sophisticated electronics for OEMs in the communications, computer, consumer and medical electronics industries. Flextronics offers a full range of services including microelectronics packaging and PCBA design and fabrication, materials procurement, inventory management, PCB assembly, final system box build and distribution. The company has facilities in North America, Asia and Europe.

Ericsson's 90,000 employees are active in more than 120 countries. Their combined expertise in switching, radio and networking makes Ericsson a world leader in telecommunications.



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